Plandai Biotechnology, Inc.

1451 North 200 East, Suite 130C

Logan, UT 98102

February 11, 2015

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Washington, DC 20549

Re: Plandai Biotechnology, Inc.
Registration Statement on Form S-3 Filed January 21, 2015 and as amended February 9, 2015
File No. 333-201632

Dear Mr. Riedler:

Plandai Biotechnology, Inc. hereby requests acceleration of the effectiveness of its Form S-3 registration statement referenced above, so that it may be declared effective by the Commission on Thursday, February 12, 2015 at the hour of 9:00 AM, Eastern Standard Time.

With respect to its request for acceleration, the Company confirms that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Plandai Biotechnology, Inc.

By: /s/ Roger Duffield

President, Chief Executive Officer

Copies:

Mr. Tad Mailander, Esq.

Mailander Law Office, Inc.

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